Filed pursuant to Rule 433

Dated May 15, 2007

Relating to

Preliminary Prospectus Supplement dated May 15, 2007 to

Prospectus dated August 17, 2005

Registration Statement No. 333-110546

$250,000,000 5.375% Notes due 2017

Issuer:	Emerson Electric Co.
Principal Amount:	$250,000,000
Title of Securities:	5.375% Notes due 2017
Trade Date:	May 15, 2007
Original Issue Date (Settlement Date):	May 18, 2007
Maturity Date:	October 15, 2017
Benchmark Treasury:	4.500% Notes due May 15, 2017
Spread to Benchmark Treasury:	82 basis points
Interest Rate:	5.375% per annum
Public Offering Price:	Variable Price Reoffer
Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing October 15, 2007.
Redemption Provision:	Make-whole call at the Treasury Rate plus 15 basis points.

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